SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                    _________________________
                         AMENDMENT NO. 1
                               TO
                         SCHEDULE 14D-1
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                    _________________________

              Family Steak Houses of Florida, Inc.
                    (Name of Subject Company)
                    _________________________
                     Bisco Industries, Inc.
                            (Bidder)
                    _________________________
                  Common Stock, $0.01 par value
                 (Title of class of securities)
                    _________________________
                            307059105
              (CUSIP number of class of securities)
                    Glen F. Ceiley, President
                     Bisco Industries, Inc.
                     704 W. Southern Avenue
                    Orange, California  92865
                   Telephone:  (714) 283-7140
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                         with a copy to:
                    Kenneth C. Hoffman, Esq.
   Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida 33131
                   Telephone:  (305) 579-0500
















     The Schedule 14D-1 filed by Bisco Industries, Inc., an Illinois corporation (the "Offeror"), in connection with its pending tender offer for up to 2,600,000 shares of common stock, par value $0.01 per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), is hereby amended as follows:

     The Offeror hereby deletes the references to "Sole" contained on the front cover of the Offer to Purchase; in the first sentence of the sixth paragraph, in the first sentence of the seventh paragraph, and in the second sentence of the ninth paragraph of the INTRODUCTION of the Offer to Purchase; in paragraph (a), (c), (d),
(e) and (i) and the last sentence of the first paragraph of SECTION 13; and in the sixth sentence of the second paragraph of SECTION 14 and inserts in lieu thereof "Reasonable".

     In addition, all other references to "Sole" contained in the Letter of Transmittal shall be deemed amended to read "Reasonable".

     The Offeror hereby amends SECTION 2 and SECTION 13 to provide that the Offeror cannot assert any of the conditions set forth in
SECTION 13 (other than those related to regulatory approvals) after the Expiration Date.

                            SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1997

                         BISCO INDUSTRIES, INC.

                         By:  /s/  Glen F. Ceiley
                         Name:  Glen F. Ceiley
                         Title:  President